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SUPPLEMENTAL INTERCREDITOR DEED

Dated 24th September 2002

between

SPORTECH plc and Others
as Companies

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Senior Bank, Senior Agent, Security Trustee, Mezzanine Lender, Mezzanine Agent and Overdraft Bank

DICKSON MINTO W.S.
EDINBURGH

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THIS SUPPLEMENTAL INTERCREDITOR DEED is made the 24th day of September 2002 between:

(1)

SPORTECH PLC (formerly known as Rodime plc) a company incorporated in Scotland with limited liability (registered number 69140) with its registered office situated at 249 West George Street, Glasgow G2 4RB as the Parent and one of the Companies;

(2)

Each of the Companies referred to in Schedule 1 hereto (the “Charging Companies”);

(3)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of The Mound, Edinburgh EH1 lYZ as Senior Bank;

(4)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Senior Agent;

(5)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Security Trustee;

(6)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Mezzanine Lender;

(7)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Mezzanine Agent; and

(8)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Overdraft Bank.

WHEREAS:

(A)

the Parent, the Senior Agent and the Senior Banks and others entered into an intercreditor deed dated 10th August 2000 (as supplemented, varied, novated, restated or amended from time to time the “Intercreditor Deed”);

(B)

the parties wish to make certain amendments to the Intercreditor Deed.

NOW IT IS AGREED AND DECLARED as follows:

1.

DEFINITIONS AND INTERPRETATION

1.1

In this Supplemental Intercreditor Deed a term defined in the Intercreditor Deed has the same meaning when used in this Supplemental Intercreditor Deed unless otherwise defined herein and Schedule 2 of the Intercreditor Deed shall apply hereto.

1.2

This Supplemental Intercreditor Deed is a Financing Document in terms of the Senior Facility Agreement and the Mezzanine Facility Agreement.

2.

CONDITIONS PRECEDENT

2.1.

This Supplemental Intercreditor Deed and the amendments to the Intercreditor Deed referred to herein shall only come into effect if the Senior Agent confirms to the Parent that the conditions precedent set out in the Supplemental Facility Agreement dated of even date herewith between inter alia the Parent and the Senior Banks have been satisfied.

2.2.

If the Senior Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of the Supplemental Facility Agreement then this Supplemental Intercreditor Deed will lapse and the amendments to be made in terms hereof will be of no effect.

3.

AMENDMENTS TO THE INTERCREDITOR DEED

3.1.

Subject to the terms of this Supplemental Intercreditor Deed, the Intercreditor Deed shall be amended and restated in the form set out in Schedule 2 to this Supplemental Intercreditor Deed.

3.2.

Subject to the terms of this Supplemental Intercreditor Deed, the Intercreditor Deed shall remain in full force and effect. This Supplemental Intercreditor Deed and the Intercreditor Deed shall be treated as one document so that, upon the Intercreditor Deed being amended and restated as mentioned above, all references to the Intercreditor Deed shall be treated as references to the Intercreditor Deed amended in accordance with the terms of Schedule 2 to this Supplemental Intercreditor Deed.

4.

GENERAL

4.1.

Causes 36 and 37 of the Intercreditor Deed shall be deemed to be incorporated in this Supplemental Intercreditor Deed as if set out herein.

4.2.

This Supplemental Intercreditor Deed may be executed in any number of counterparts, all of which taken together shall constitute one and the same Deed.

5.

GOVERNING LAW AND JURISD1CTION

This Supplemental Intercreditor Deed is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Deed has been executed as a deed by each of the parties hereto on the date and year first above written.

SCHEDULE 1

THE CHARGING COMPANIES

Littlewoods Leisure Marketing Services Limited
Littlewoods Promotions Limited
Littlewoods Lotteries Limited
Littlewoods Competitions Company Limited
Rodime Technologies Limited
Littlewoods of Liverpool Limited
Bet 247 Limited (formerly Littlewoods Leisure Limited)
Littlewoods Pools Limited
Littlewoods Leisure Limited (formerly Clearzone Limited)
Littlewoods Isle of Man Limited

SCHEDULE 2

FORM OF INTERCREDITOR AGREEMENT

Dated 10th August 2000

(as amended on 24th September 2002)

between

SPORTECH plc and Others
as Companies

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Senior Bank, Senior Agent, Security Trustee,
Mezzanine Lender, Mezzanine Agent and
Overdraft Bank

DICKSON MINTO W.S.
EDINBURGH

CONTENTS

Clause	Page No.

PART 1
PRIORITIES

1.

Priority of Liabilities

9

2.

Appointment of Security Trustee and Application of Payments

9

3.

Preservation of Rights

10

4.

Order of Execution

11

PART 2
AMENDNIENTS, CONSENTS, RELEASES AND WAIVERS

5.

Amendment of Financing Documents

12

6.

Overriding Consent and Release of Security

12

PART 3
REPAYMENTS, PREPAYMENTS, ENFORCEMENT AND SUBORDINATION

7.

Repayment and Prepayment

14

8.

Permitted Payments

14

9.

Enforcement

15

10.

Subordination

16

11.

Effect of Contravention of this Agreement

17

12.

Powers and Rights of Security Trustee

17

PART 4
THE HEDGING BANKS

13.

Repayment and Prepayment - Hedging Liabilities

20

14.

Permitted Payments

20

15.

Enforcement of the Hedging Documents

20

16.

Amendment of the Hedging Documents

21

17.

Termination Payments

21

18.

Approval of Hedging Banks and Hedging Documents

22

19.

ISDA Documentation

22

PART 5
GENERAL

20.

Companies

23

21.

Information

23

22.

Notification

23

23.

Further Advances

24

24.

New Money

24

25.

Interest

24

26.

Title Deeds

25

27.

No Liability to Place Monies on Suspense Account

25

28.

Repayment of Proceeds

25

Clause	Page No.

29.

Transfer

25

30.

Interpretation

26

31.

Schedules

26

32.

Additional Companies

26

33.

Further Security

26

34.

Supremacy

26

35.

Notices

26

36.

Expiry

27

37.

Perpetuity Period

27

PART 6
LAW AND JURISDICTION

38.

Law

28

39.

Jurisdiction

28

THE SCHEDULES

Schedule 1

Form of Deed of Accession

30

Schedule 2

Interpretation

32

THIS INTERCREDITOR AGREEMENT is originally made the 10th day of August 2000 and in its amended and restated form is made by between

(1)

SPORTECH PLC (formerly known as Rodime plc) a company incorporated in Scotland with limited liability (registered number 69140) with its registered office situated at 249 West George Street, Glasgow G2 4RB as the Parent and one of the Companies;

(2)

Each of the Companies referred to in Schedule 1 to the Supplemental Intercreditor Agreement (the “Charging Companies”);

(3)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of The Mound, Edinburgh EH1 1YZ as Senior Bank;

(4)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Senior Agent;

(5)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Security Trustee;

(6)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Mezzanine Lender;

(7)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Mezzanine Agent;

(8)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Overdraft Bank; and

(9)

Deleted.

NOW THIS AGREEMENT WITNESSETH AND THE PARTIES HAVE AGREED AND DECLARED as follows.

PART 1

PRIORITIES

1.

Ranking of Liabilities

The principal purpose of this Agreement is that (subject only as expressly provided to the contrary in this Agreement) the Senior Liabilities, the Hedging Liabilities, the Mezzanine Liabilities and the Overdraft Liabilities should rank in the following order of priority:

FIRST:

the Senior Liabilities, the Hedging Liabilities, the Overdraft Liabilities pari passu; and

SECOND:

the Mezzanine Liabilities.

2.

Appointment of Security Trustee and Application of Payments

2.1

The Senior Agent, the Senior Banks, the Hedging Bank, the Overdraft Bank, the Mezzanine Agent and the Mezzanine Lenders hereby appoint the Security Trustee as their security trustee to hold all security conferred by the Charges in trust for the Senior Agent, the Senior Banks, the Hedging Bank, the Overdraft Bank, the Mezzanine Agent and the Mezzanine Lenders and authorise the Security Trustee to take such action and exercise such rights and duties as are required, in each case in accordance with the terms of the Charges and of this Agreement.

2.2

The Security Trustee will apply all sums paid to or received by it or any insolvency practitioner appointed by it under or in connection with the Charges in the following order:-

(1)

in payment of its costs and expenses;

(2)

in payment of the Senior Liabilities, the Hedging Liabilities and the Overdraft Liabilities pari passu; and

(3)

in payment of the Mezzanine Liabilities.

Any surplus shall be paid by the Security Trustee to the relevant member of the Group.

2.3

The order of payment set out in Clause 2.2 above shall have effect notwithstanding:-

(1)

the dates of execution, creation, registration or recording of any of the Charges;

(2)

the terms of any of the Charges or of any other documents;

(3)

the date or dates on which any sum or liability forming part of the Liabilities is drawn down or incurred or arises or becomes due in any way by any member of the Group or is repaid and/or re-advanced to or by any member of the Group;

(4)

any fluctuation in the amount from time to time of the Liabilities; or

(5)

the existence of any credit or debit balance on any current or other account of any member of the Group held with or for the benefit of any of the Beneficiaries.

2.4

Until the Senior Discharge Date the Security Trustee shall act in accordance with the written instructions of the Senior Agent, the Overdraft Bank, or the Hedging Bank at any time after the date of this Agreement in enforcing all or any of the Charges or taking such other action as the Senior Agent may instruct in relation to the Charges.

2.5

The Security Trustee shall act in accordance with the written instructions of the Mezzanine Agent in enforcing all or any of the Charges or taking such other action in relation thereto as the Mezzanine Agent may instruct but only in accordance with the terms of Clause 9 of this Agreement.

3.

Preservation of Rights

3.1

The provisions of this Agreement shall not be discharged, impaired or otherwise affected by any act, omission or circumstance whatsoever which but for this provision might operate to affect the priority of the Liabilities inter se as provided in this Agreement including (without prejudice to the foregoing generality):

(i)

time or any other indulgence being granted or agreed to be granted to any member of the Group or any other person;

(ii)

the winding up or dissolution of any party to this Agreement;

(iii)

any obligation of any party under this Agreement or under any of the Financing Documents being or becoming illegal, invalid or unenforceable;

(iv)

any amendment to or any variation, waiver or release of any obligation of any person under this Agreement or any of the Financing Documents;

(v)

any failure to take or fully to take, any security contemplated by any of the Financing Documents or otherwise agreed to be taken in respect of any of the Companies’ obligations thereunder; or

(vi)

any release, discharge, exchange or substitution of any security taken in respect of any of the Companies’ obligations or those of any other Obligor under the Financing Documents.

3.2

Notwithstanding any provisions of this Agreement postponing, subordinating or delaying the payment of all or any of the Mezzanine Liabilities, such Mezzanine Liabilities shall as between the Parent and the relevant Mezzanine Lenders remain owing or due and payable in accordance with the terms of the Mezzanine Financing Documents.

4.

Order of Execution

The provisions of this Agreement shall apply notwithstanding the order in which or date upon which the Financing Documents or any of them are executed or registered in any register or notified to any person.

PART 2

AMENDMENTS, CONSENTS, RELEASES AND WAIVERS

5.

Amendment of Financing Documents

5.1

Each of the Senior Banks and the Senior Agent agrees with the Mezzanine Lenders and the Mezzanine Agent that unless the Majority Mezzanine Lenders otherwise consent in writing neither the Senior Banks nor the Senior Agent or any of them will agree to any variation of the Senior Financing Documents falling within paragraphs (i), (ii), (iv), (v) or (vi) of the definition of Material Variation.

5.2

Each of the Mezzanine Lenders and Mezzanine Agent agrees with the Senior Banks and the Senior Agent that unless the Majority Senior Banks otherwise consent in writing neither the Mezzanine Lenders nor the Mezzanine Agent or any of them will agree to any variation of the Mezzanine Financing Documents falling within paragraphs (i), (ii), (iii), (v), (vi) (vii) or (viii) of the definition of Material Variation.

6.

Overriding Consent and Release of Security

6.1

If prior to the Senior Discharge Date the Senior Agent or the Majority Senior Banks have given a consent, approval or waiver under or in connection with any of the Senior Financing Documents or have amended any of the Senior Financing Document, the Mezzanine Lenders and Mezzanine Agent shall each be deemed to have given an equivalent and equal consent, approval or waiver under and in connection with the Mezzanine Financing Documents and to have made an equivalent and equal amendment to the Mezzanine Financing Documents if and only if both:

(a)

a Mezzanine Payment Default, Mezzanine Financial Covenant Default or Mezzanine Event of Default would occur if such consent, approval or waiver was not given and (b) the matter being waived, approved or consented to has not had and is not reasonably likely to have a material adverse effect on the business, assets or financial condition of the Group (taken as a whole);

(b)

provided that nothing in this Clause 6 shall operate to waive or give any consent or require any amendment in relation to any delay in making of or any reduction in any payment due to any Mezzanine Lenders or Mezzanine Agent or to any change in any financial covenants in Clause 20 of the Mezzanine Facility Agreement or any definition used therein.

6.2

If shares in any company are being sold by or with the consent of the Security Trustee, the Senior Agent, the Senior Banks, the Hedging Bank or the Overdraft Bank pursuant to a power of sale or if any shares in any company are being sold by any member of the Group at a time when a Senior Event of Default, a Mezzanine Payment Default, a Mezzanine Financial Covenant Default or a Mezzanine Event of Default is continuing unremedied and unwaived, each of the Mezzanine Agent and the Mezzanine Lenders shall forthwith upon the request of the Senior Agent:

(i)

consent to such sale;

(ii)

release such shares from any security constituted by Charges or the Mezzanine Financing Documents; and

(iii)

perform all acts and execute all documents which are in the reasonable opinion of the Senior Agent necessary to consent to such sale, release such security or otherwise give effect to such sale.

PART 3

REPAYMENTS, PREPAYMENTS, ENFORCEMENT AND SUBORDINATION

7.

Repayment and Prepayment

Until the Senior Discharge Date, the Companies shall not and shall procure that none of the other Obligors shall without the prior written consent of the Majority Senior Banks pay, redeem, repay, prepay or purchase all or any part of the Mezzanine Liabilities except for payments permitted under Clause 8 of this Agreement and each of the Mezzanine Lenders hereby undertakes not to accept any such payment, redemption, repayment, prepayment or purchase without such consent.

8.

Permitted Payments

8.1

Subject to Clause 8.3 the Parent may make the payments specified in Clause 8.2 in accordance with Clause 8.3 and on the due date for payment thereof.

8.2

The payments referred to in Clause 8.1 are:

(i)

payments in cash of interest to the Mezzanine Lenders at a rate and frequency no greater than that required to be made under the Mezzanine Facility Agreement as it is in force on the date of this Agreement;

(ii)

tax gross up payments due under Clause 12.01 of the Mezzanine Facility Agreement;

(iii)

payments of increased costs under Clause 14 of the Mezzanine Facility Agreement;

(iv)

payments under Clause 15 of the Mezzanine Facility Agreement;

(v)

fees, costs and expenses payable under Clauses 27 or 28 of the Mezzanine Facility Agreement;

(vi)

Deleted; and

(vii)

renewals of Advances (as defined in the Mezzanine Facility Agreement) in accordance with the terms of Clauses 10.03, 10.04,10.05 or 10.06 of the Mezzanine Facility Agreement.

8.3

Without prejudice to the rights of the Mezzanine Lenders and Mezzanine Agent under Clause 9, the Parent may not make and none of the Mezzanine Lenders or Mezzanine Agent may accept any payment permitted by Clause 8.2(i), (ii) or (iii) without the consent of the Majority Senior Banks after a Material Senior Event of Default has occurred and while it is continuing where the Senior Agent has on the instructions of the Majority Senior Banks served a notice on the Mezzanine Agent and the Parent specifying such Material Senior Event of Default and suspending those permitted payments.

8.4

The parties to this Agreement acknowledge and agree that the Borrower may repay or prepay amounts under the Overdraft Facility from time to time, in each case prior to the Senior Discharge Date and without giving rise to any obligation under this Agreement on the part of the Borrower to make payment to any other party hereto or any obligation under this Agreement on the part of the recipient to repay such amounts or redistribute them among the other Beneficiaries in any circumstances.

9.

Enforcement

The Mezzanine Lenders shall not take any action to enforce any of the Mezzanine Financing Documents until one of the following events shall have occurred, whichever is the earlier:

(i)

the Senior Banks shall have demanded repayment of all the Senior Liabilities; or

(ii)

the Senior Discharge Date; or

(iii)

the Senior Banks shall have unanimously consented in writing to such enforcement action; or

(iv)

 a Mezzanine Payment Default shall have occurred, a period of 90 days shall have elapsed after the Mezzanine Agent shall have notified the Senior Agent of such Mezzanine Payment Default and at the end of that period such Mezzanine Payment Default is continuing unremedied and unwaived; or

(v)

a Mezzanine Financial Covenant Default shall have occurred, a period of 120 days shall have elapsed after the Mezzanine Agent shall have notified the Senior Agent of such Mezzanine Financial Covenant Default and at the end of that period such Mezzanine Financial Covenant Default is continuing unremedied and unwaived; or

(vi)

a Mezzanine Event of Default shall have occurred, a period of 180 days shall have elapsed after the Mezzanine Agent shall have notified the Senior Agent of such Mezzanine Event of Default and at the end of that period such Mezzanine Event of Default is continuing unremedied or unwaived;

whereupon the Mezzanine Lenders shall be entitled to take enforcement action.

10.

Subordination

10.1

In the event of the enforcement of the Financing Documents or any of them or a receivership, liquidation, administration, dissolution or other winding up of any Obligor or any composition by any Obligor with its creditors or any moratorium or voluntary arrangement in relation to its debts generally the rights of the Mezzanine Lenders against such Obligor shall be subordinated and postponed to the rights of the Senior Banks, the Hedging Bank and the Overdraft Bank. Notwithstanding the foregoing each of the Mezzanine Lenders shall, if required by the Senior Agent after the Senior Discharge Date enforce and/or prove through the Security Trustee in accordance with Clause 10.3 for the amounts due to it from such Obligor in respect of the Mezzanine Liabilities owed to it but if no such requirement is made by the Senior Agent each of the Mezzanine Lenders shall be free to enforce and/or prove for the Mezzanine Liabilities, owed to it and the provisions of this Clause 10 shall apply to any resultant dividend paid to that Mezzanine Lender. Any amounts paid to a Mezzanine Lender in such enforcement, receivership, liquidation, administration, dissolution or other winding up or composition or moratorium or voluntary arrangement shall be held by such person in trust firstly for the benefit of the Senior Banks, the Hedging Bank and the Overdraft Bank pari passu, and secondly for the benefit of the Mezzanine Lenders and shall be paid direct to the Security Trustee and held by the Security Trustee upon trust FIRSTLY in payment to the Senior Agent and the Senior Banks of the Senior Liabilities, to the Hedging Banks of the Hedging Liabilities and to the Overdraft Bank of the Overdraft Liabilities pari passu, and SECONDLY, to the Mezzanine Lenders in payment of the Mezzanine Liabilities.

10.2

The Security Trustee shall be entitled to call for and rely on a certificate from the receiver, liquidator or administrator of any Obligor as to:

(i)

the amount of the claims of any of the Senior Agent, Senior Banks, Mezzanine Agent, Mezzanine Lenders which shall not have been fully satisfied, secured or otherwise fully provided for; and

(ii)

the persons entitled thereto and their respective entitlements.

10.3

Each of the Mezzanine Lenders hereby irrevocably authorises and empowers the Security Trustee to demand, sue for, collect and receive all sums due to it from the Obligors in respect of the Mezzanine Liabilities owed to it and to give acquittance therefor and to file claims and take other such proceedings in its own name or in the name of the Security Trustee or otherwise as the Security Trustee may deem necessary or advisable for the enforcement of this Agreement and each Mezzanine Lender will execute and deliver to the Security Trustee such powers of attorney, assignments or other instruments as may be requested by the Security Trustee in order to enable the Security Trustee to enforce any and all claims under or in respect of the Junior Liabilities or any of them and to collect and receive any and all payments and distributions which may be payable or deliverable at any time in relation thereto.

11.

Effect of Contravention of this Agreement

If a payment is made to or sums are received by any Mezzanine Lender in any manner, including without limitation, by way of set-off, combination of accounts, retention or counter claim, which contravenes the terms of this Agreement, or for which the consent of the Senior Agent, Senior Banks, Hedging Bank or Overdraft Bank or any of them was required by the terms of this Agreement but was not obtained, then such Mezzanine Lender shall hold such sums actually received by it on trust and shall immediately pay the same to the Security Trustee so as to be applied in the order of priority contained in Clause 10.1. For the purpose of this Clause 11 an amount for which credit is given to a person by way of set-off, combination of accounts or retention shall be an amount paid to that person.

12.

Powers and Rights of Security Trustee

12.1

The Senior Agent, the Senior Banks, the Hedging Bank, the Overdraft Bank the Mezzanine Agent and the Mezzanine Lenders hereby jointly and severally undertake to pay or discharge, in each case on a full indemnity basis, all costs, charges, liabilities and expenses (including, but not limited to, legal expenses) reasonably incurred by the Security Trustee or by any person appointed by it or to whom any duties, powers, trusts, authorities or discretions may be delegated by it in the execution or purported execution of the powers and trusts contained in this Agreement or of any duties, powers, trusts, authorities or discretions vested in it by this Agreement save for any such liability which has arisen through the negligence or wilful default of the Security Trustee or any such person and against all liabilities, actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted in any way relating to this Agreement or the Charges.

12.2

By way of supplement to the powers conferred on trustees by law it is expressly declared as follows:

(i)

if the Security Trustee is instructed in terms of this Agreement to enforce any or all of the Charges, then it is entitled to do so as it sees fit in its sole and absolute discretion and the Security Trustee shall not be responsible to any of the other parties hereto for any delay or failure to enforce any or all of the Charges or any shortfall in the proceeds from the enforcement of any of the Charges except, in each case, by reason of the negligence or wilful default of the Security Trustee.

(ii)

Without prejudice to the generality of (i) above, the Security Trustee shall not be responsible for any loss occasioned by acting on an instruction given in accordance with Clause 9 hereof.

(iii)

The Security Trustee shall not be bound to take any steps to ascertain whether any Senior Event of Default, Mezzanine Event of Default (including for this purpose a Mezzanine Financial Covenant Default and a Mezzanine Payment Default) or any contravention of the terms hereof shall have occurred and, until it shall have actual knowledge or express notice to the contrary (acting in its capacity as Security Trustee), it shall be entitled to assume that the same shall not have occurred.

(iv)

The Security Trustee may rely upon any communication or document reasonably believed by it to be genuine.

12.3

The Security Trustee may refrain from doing anything which would or might in its opinion be contrary to English law or the law of any other jurisdiction in which it may be required to act, and may do anything which in its opinion is necessary to comply with any such law.

12.4

Neither the Security Trustee nor any of its directors, officers, employees or agents shall be responsible for the execution, genuineness, validity, enforceability or sufficiency of this Agreement.

12.5

Neither the Security Trustee nor any director or officer thereof or of any subsidiary or holding or associated company of the Security Trustee shall be precluded at any time from contracting or entering into any financial or other transactions with any of the other parties hereto or from being interested in any contract or transaction or from accepting and holding the office of trustee in respect of any securities of any other party hereto and shall not be liable to account for any profit made by it thereby or in connection therewith.

12.6

The Security Trustee shall be entitled at any time to call for and rely on a certificate from the Senior Agent or the Mezzanine Agent as to the amount of the Senior Liabilities, the Hedging Liabilities, the Overdraft Liabilities, and/or the Mezzanine Liabilities (as appropriate).

12.7

The Security Trustee may resign its appointment hereunder at any time after consultation with the Parent without assigning any reason therefor by giving not less than thirty days' prior written notice to that effect to each of the other parties hereto provided that no such resignation shall be effective until a successor for the Security Trustee is appointed in accordance with the succeeding provisions of this Clause 13.

12.8

If the Security Trustee gives notice of its resignation pursuant to Clause 12.7, then any reputable and experienced bank or other financial institution may be appointed as a successor to the Security Trustee during the period of such notice by the Senior Agent or, after the Senior Discharge Date, by the Mezzanine Agent but, if no such successor is so appointed, the Security Trustee within sixty days of the giving of such notice may itself appoint such a successor.

12.9

If a successor to the Security Trustee is appointed under the provisions of Clause 12.8, then (i) the retiring Security Trustee shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Clause 12 and (ii) its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party hereto.

12.10

The Security Trustee shall accept without investigation, requisition or objection such title as any person may have to the undertaking, property and assets which are subject to the Charges and shall not be bound or concerned to examine or enquire into nor be liable for any defect or failure in the title of any person.

PART 4

THE HEDGING BANKS

13.

Repayment and Prepayment - Hedging Liabilities

Until the Senior Liabilities are irrevocably and unconditionally discharged in full and all commitments of the Senior Banks under the Senior Financing Documents have been cancelled, the Companies shall not and shall procure that none of the other Obligors shall without the prior written consent of the Majority Senior Banks pay, redeem, repay, prepay or purchase all or any part of the Hedging Liabilities except for payments permitted under Clause 14 of this Agreement and the Hedging Bank hereby undertakes not to accept any such payment, redemption, repayment, prepayment or purchase without such consent.

14.

Permitted Payments

14.1

The Parent may make the payments specified in Clause 14.2 on the due date for payment thereof unless a Senior Payment Default has occurred. Thereafter no such payment may be made for so long as that Senior Payment Default continues unremedied or unwaived.

14.2

The payments referred to in Clause 14.1 are:

(i)

payments in cash to the Hedging Bank of amounts no greater than those scheduled payments required to be made under the Hedging Documents (other than payments made as a consequence of or following default under or termination of the Hedging Documents or any of them) on the due dates therefor pursuant to the Hedging Documents in each case as the Hedging Documents are approved by the Senior Agent pursuant to Clause 18 of this Agreement; and

(ii)

the proceeds of enforcement of the Hedging Documents received and applied in accordance with Clause 10.1.

15.

Enforcement of the Hedging Documents

The Hedging Bank shall not take any action to enforce any of the Hedging Documents until one of the following events shall have occurred:

(i)

the Senior Banks shall have demanded repayment of all the Senior Liabilities; or

(ii)

the Senior Liabilities shall have been irrevocably and unconditionally discharged in full; or

(iii)

the Senior Banks shall have unanimously consented in writing to such action; or

(iv)

a Hedging Payment Default shall have occurred, a period of 30 days shall have elapsed after the Hedging Bank shall have notified the Senior Agent of such Hedging Payment Default and at the end of that period such Hedging Payment Default is continuing unremedied and unwaived.

16.

Amendment of the Hedging Documents

Until the Senior Liabilities are irrevocably and unconditionally discharged in full and all commitments of the Senior Banks under the Senior Financing Documents have been cancelled the Hedging Bank shall not amend, waive, supplement or vary any provision of any of the Hedging Documents without the prior written consent of the Majority Senior Banks.

17.

Termination Payments

17.1

Each Obligor and the Hedging Bank agrees that notwithstanding the terms of any of the Hedging Documents to which it is a party, in the event of a termination of any hedging transaction governed by any of the Hedging Documents whether by reason of default by one of the parties thereto or otherwise, each payment due by one party to the other shall be calculated as if each party had elected for all payments under the Hedging Documents to be calculated on the basis of full two way payments, that is to say neither party shall be penalised or suffer any reduction in the payments which would otherwise be due to it by reason only of being a defaulting party or an affected party.

17.2

The Hedging Bank undertakes to the Senior Agent, the Security Trustee, the Senior Banks and the Overdraft Bank that following termination of any hedging transaction governed by any of the Hedging Documents it will as soon as practicable pay to the Security Trustee any sum which would have otherwise have been payable to a Company and all of the parties hereto agree that any such payment shall be treated as the proceeds of enforcement of security and shall be applied by the Security Trustee as provided in Clause 10.1.

17.3

Each Hedging Bank undertakes to the Senior Agent, the Security Trustee, the Senior Banks and the Overdraft Bank that at any time following a demand by the Senior Agent pursuant to Clause 21 (Events of Default) of the Facility Agreement it will on request by the Senior Agent exercise any rights available to it under the Hedging Documents or any of them to terminate any hedging transaction governed by any such Hedging Documents.

18.

Approval of Hedging Banks and Hedging Documents

Each of the Companies undertakes to the Senior Agent, the Security Trustee, the Senior Banks, the Overdraft Bank and the Hedging Bank that it shall not enter into any transaction to hedge its liabilities to interest rate or foreign exchange exposure unless:

(i)

its counterparty in such transaction has been approved in writing by the Majority Senior Banks;

(ii)

such counterparty has agreed to be bound by the provisions of this Agreement as a Hedging Bank as to which it shall be sufficient for such counterparty to deliver to the Senior Agent a Deed of Accession; and

(iii)

the documents constituting such transaction have been approved in writing by the Senior Agent

19.

ISDA Documentation

Each of the parties acknowledges that the provisions of this Part 4 have been prepared on the basis that any hedging transaction entered into by any of the Obligors will be documented in the form of standard ISDA documentation. If this proves not to be the case, the Majority Senior Banks may by notice to the other parties hereto require such changes to be made to this Agreement as they reasonably consider necessary to give effect to the provisions of this Agreement in the light of the hedging documentation actually entered into by any Obligor.

PART 5

GENERAL

20.

Companies

20.1

Save as expressly referred to herein, none of the Companies shall have any rights hereunder and none of the undertakings herein contained on the part of the Mezzanine Lenders are given or shall be deemed to be given to the Companies or any of them.

20.2

Each of the Companies recognises the undertakings and obligations on the parts of the Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders herein contained and:

(i)

expressly authorises the Security Trustee, Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders to enforce the Charges in such order as provided for herein or in such other order as the Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders may unanimously agree;

(ii)

irrevocably waives any rights which it may now or in future have to challenge or have set aside any arrangement agreed between the Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders hereunder; and

(iii)

undertakes to the Security Trustee, the Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders to observe the provisions of this Agreement at all times and not to prejudice or affect the enforcement of the provisions hereof in any way.

21.

Information

Until the Liabilities have all been fully discharged the Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders shall be at liberty from time to time to disclose to each other information concerning any of the Companies and their respective affairs.

22.

Notification

22.1

The Senior Agent and the Mezzanine Agent shall each use their reasonable endeavours to give notice to the other of any of the following events, namely:

(i)

non-payment of principal or interest included in the Senior Liabilities or the Mezzanine Liabilities (as appropriate) which has continued for not less than five business days, such notice to be given within five business days thereafter; or

(ii)

any other Mezzanine Event of Default (including for this purpose a Mezzanine Financial Covenant Default) or Senior Event of Default of which the Mezzanine Agent or the Senior Agent respectively shall have actual knowledge, which notice shall be given within five business days of the Mezzanine Agent or the Senior Agent respectively having actual knowledge of the same;

but shall have no liability to the other for any failure to give such notice.

22.2

For the purposes of this Clause 22, the Senior Agent and the Mezzanine Agent shall each be treated as having no actual knowledge of any matter of which its corporate finance department or any other division outside its loan or investment administration department may become aware in the context of corporate finance or advisory activities from time to time undertaken by it for the Parent or any other member of the Group.

23.

Further Advances

Nothing in this Agreement shall bind the Senior Banks, Hedging Bank, Overdraft Bank or Mezzanine Lenders, to make any loans to any of the Companies.

24.

New Money

The Hedging Bank, Overdraft Bank and Mezzanine Lenders hereby agree that the Senior Banks may, at their absolute discretion, make further advances to any of the members of the Group of up to £25,000,000 in aggregate in addition to the facilities provided under the Facility Agreement as at the date of this Agreement and each such advance will be deemed to be made under the terms of the Facility Agreement. However, if at any time after the Senior Financing Documents are first enforced, the principal amount of the Senior Liabilities shall have been increased to a greater extent than £25,000,000 by any such further advances, the subordination of the Mezzanine Liabilities effected by virtue of this Agreement shall, to that greater extent, be of no effect and the Senior Liabilities shall be postponed to and rank after the Hedging Liabilities, the Overdraft Liabilities and the Mezzanine Liabilities to that greater extent.

25.

Interest

Each amount payable by any Mezzanine Lenders to the Security Trustee under Clause 10 hereof which is not paid when due shall carry interest until paid (as well before as after judgment) at the Senior Agent's base rate from time to time plus two per cent. per annum.

26.

Title Deeds

Until the Senior Liabilities have been fully discharged, to the extent that pursuant to the provisions of any of the Senior Financing Documents any of the Companies is required to deposit any deeds, share certificates or other documents with the Security Trustee, the Senior Agent or any Senior Banks, any such deposit shall satisfy any corresponding requirement in any of the Mezzanine Financing Documents.

27.

No Liability to Place Monies on Suspense Account

Neither the Senior Agent, the Senior Banks, the Hedging Bank, the Overdraft Bank nor the Security Trustee shall be obliged to place monies received from the enforcement of any of the Charges on suspense account but shall be free to apply immediately any such monies in reduction of the Senior Liabilities, the Overdraft Liabilities and the Hedging Liabilities.

28.

Repayment of Proceeds

If:

(i)

the Security Trustee, Senior Agent, Senior Banks, Hedging Bank or Overdraft Bank is obliged to repay to an Obligor or to anyone else for or on behalf of an Obligor or to or on behalf of any of the creditors or members of an Obligor any amount received by it in respect of any of the Senior Liabilities, the Hedging Liabilities, the Overdraft Liabilities or any of them and/or pursuant to the exercise of a right of set-off, combination of accounts, retention or counter-claim; and

(ii)

the Mezzanine Lenders has recovered any monies in respect of any of the Mezzanine Liabilities then the Mezzanine Lenders shall pay to the Senior Banks, the Hedging Bank or the Overdraft Bank (as the case may be) an amount equal to the lesser of:-

(a)

the aggregate amount so repaid by the Security Trustee, Senior Agent, the Senior Banks, the Hedging Bank or the Overdraft Bank (as the case may be); and

(b)

the aggregate amount so recovered.

29.

Transfer

29.1

Each of the parties to this Agreement agrees that it shall not transfer any of its rights and obligations under any of the Financing Documents to any other person unless the transferee shall have first agreed with the other parties to this Agreement to adhere to and be bound by all the provisions of this Agreement. Each of the parties to this Agreement agrees that execution of a Deed of Accession shall be sufficient for the purposes of any proposed transferee adhering to the terms of this Agreement.

29.2

 No Company may transfer any of its rights or obligations under this Agreement.

30.

Interpretation

Schedule 2 shall apply in interpretation of this Agreement.

31.

Schedules

The Schedules shall form part of this Agreement.

32.

Additional Companies

If any company (the “New Company”) not a party to this Agreement becomes a party to a Charge the Parent shall procure that if required by the Senior Agent or the Mezzanine Agent, the New Company agrees to adhere to this Agreement. The parties to this Agreement agree that the execution of a Deed of Accession shall be sufficient for the purposes of any proposed New Company adhering to the terms of this Agreement.

33.

Further Security

Except for the Charges comprised in the Financing Documents, none of the Hedging Bank, Overdraft Bank or Mezzanine Lenders shall take or hold or seek to take or hold any encumbrance, guarantee or indemnity from any member of the Group or require any Obligor to deposit any funds or assets or maintain any bank account with it without the prior written consent of the Majority Senior Banks.

34.

Supremacy

For the avoidance of doubt, it is agreed between the parties hereto, that in the event of a conflict between the terms of this Agreement and any of the Financing Documents then as between the parties hereto, the provisions of this Agreement shall prevail.

35.

Notices

35.1

Each communication to be made hereunder shall be made in writing and, unless otherwise stated, shall be made by letter or fax.

35.2

Any communication to be made or document to be delivered by one person to another pursuant to this Agreement shall (unless that other person has by fifteen business days' written notice to the Senior Agent specified another address) be made or delivered to that other person at the address or fax number identified with its execution below and shall be deemed to have been made or delivered (in the case of any communication made by fax) when received legibly and in full by the recipient or (in the case of any communication made by letter) when left at that address or (as the case may be) two days after being deposited in the post postage prepaid in an envelope addressed to it at that address.

 36.

Expiry

On the occurrence of the Senior Discharge Date this Agreement shall cease to have effect.

37.

Perpetuity Period

The perpetuity period applicable to the trusts contained in or arising from this Agreement shall be eighty years from the date hereof.